NOVOGEN LIMITED (COMPANY) 16-20 Edgeworth David Ave Hornsby NSW 2077 Australia ACN 063 259 754	Exhibit 4.3

STRICTLY PRIVATE & CONFIDENTIAL

March 9, 2015

Terms and Conditions of Options

These Terms and Conditions of Options refer to the Placement Confirmation Letter signed by Novogen Limited on the 16th of December 2014 (“Letter”).

In the Letter, the Company agreed to issue one option for each of the ordinary shares issued (“Options”).

The Options are granted to:

Anson Investments Master Fund LP of 5950 Berkshire Lane, Suite 210, Dallas, TX 75225

Number of Options: 10,950,000

The terms of the Options to be issued are as follows:

(a)	Each Option entitles the Option holder to subscribe for one fully paid ordinary share in the Company, ranking pari passu with existing issued fully paid ordinary shares, in the capital of the Company.

(b)	The exercise price of the Options is AU$0.15 (15 cents) each (“Option Exercise Price”).

(c)	The Options will expire on 16 December 2019 (“Date of Expiry”).

(d)	An Option holder may exercise any of its Options at any time prior to the date of Expiry, by delivery of:

i.	a written option exercise form (the Exercise Form) to the Company; and

ii.	payment of an amount equal to the Option Exercise Price multiplied by the number of Shares in respect of which the Options are being exercised at the time (the Exercise Price), by wire transfer to the account specified by the Company from time to time or by bank draft delivered to the Company during normal business hours on any Business Day at the Company’s principal executive offices (or such other office or agency of the Company as it may designate by notice to the Option holder).

(e)	Subject to the provisions of Chapter 6D of the Corporations Act and applicable law, the Options are transferable.

(f)	The Options will not be listed on a stock exchange.

(g)	There is no right to change the exercise price of the Options or the number of underlying Shares over which the Options can be exercised, if the Company completes a bonus or entitlement issue.

(h)	There are no participation rights or entitlements inherent in the Options and their holders will not be entitled to participate in rights or entitlement issues of capital offered to shareholders during the currency of the Options. The Company, however, will ensure that for the purposes of determining entitlements to any such issue, the record date will be in accordance with the provisions of the ASX Listing Rules. This will give the Option holder the opportunity to exercise the Options prior to the date for determining entitlements to participate in such issue.

(i)	The Company may change the terms of the Options to ensure compliance with the ASX Listing Rules.

(j)	In the event of a consolidation, subdivision or similar reconstruction of the issued capital of the Company, and subject to such changes as are necessary to comply with the Listing Rules applying to a reconstruction of capital at the time of the reconstruction:

i.	the number of the Shares to which each Option holder is entitled on exercise of the outstanding Options shall be reduced or increased in the same proportion as, and the nature of the Shares shall be modified to the same extent that, the issued capital of the Company is consolidated, subdivided or reconstructed (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the consolidation, subdivision or reconstruction); and

ii.	an appropriate adjustment shall be made to the Option Exercise Price of the outstanding Options, with the intent that the total amount payable on exercise of the Options shall not alter.

(k)	The right of the Option holder to be issued Shares shall not confer on the Option Holder any entitlement to receive dividends or vote at general meetings of shareholders of the Company.